Exhibit 12.1

SONIC AUTOMOTIVE, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In thousands)
Fixed charges:
Interest expense, including floor plan interest (1)	$89,466	$78,694	$73,539	$73,805	$79,842
Capitalized interest	2,172	2,750	1,912	1,921	2,484
Rent expense (interest factor)	24,341	24,634	24,514	24,569	24,659
Total fixed charges	115,979	106,078	99,965	100,295	106,985

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	108,124	155,212	145,156	161,727	129,021
Add: Fixed charges	115,979	106,078	99,965	100,295	106,985
Less: Capitalized interest	(2,172)	(2,750)	(1,912)	(1,921)	(2,484)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle & fixed charges	$221,931	$258,540	$243,209	$260,101	$233,522
Ratio of earnings to fixed charges	1.9 x	2.4 x	2.4 x	2.6 x	2.2 x

(1) Includes interest expense associated with discontinued operations.